

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 9, 2014

Via U.S. Mail
Mr. Vincent Genovese
President and Chief Executive Officer
LipidViro Tech, Inc.
4720 Salisbury Road
Jacksonville, FL 32256

> **Re: LipidViro Tech, Inc.**
> **Current Report on Form 8-K**
> **Filed May 5, 2014**
> **Amendment to Current Report on Form 8-K**
> **Filed May 15, 2014**
> **File No. 0-49655**

Dear Mr. Genovese:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information that you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed May 5, 2014</u>

General

1. Update your EDGAR company profile to reflect the location of your principal executive offices in Jacksonville, Florida.

<u>Business, page 3</u>

2. Please disclose the specific factual basis for your statements that you have "already earned the reputation of manufacturing the finest harmonic gearboxes in the USA and perhaps the world" and are "the recognized industry leader in the printing industries" on page 4. Also disclose the basis for your reference in MD&A to "opportunities in [your] sales pipeline that exceed $30,000,000 annually on a probability weighted average" and that you "believe annual revenues of $75,000,000 to $100,000,000 [are] within [your] potential in the existing markets and orders of magnitude higher in emerging markets." In light of your small market penetration, going concern opinion, and early stage of development, discussed in MD&A, these statements do not seem supportable. Please also provide your basis for the statement that "[t]he United States government considers the development wind turbines without permanent magnets as a matter of national interest." Note that you must have a reasonable basis for all projections and assertions you disclose. If you do not have a reasonable factual basis for these statements and others like them, please remove them from the Form 8-K. Where you are relying on a third party source for the information, please disclose whether the source is available publicly, represents the most recently available data, and remains reliable. To expedite our review, provide us copies of each source, marked clearly to highlight the portion or section that contains the information, and cross reference it to the appropriate location in the Form 8-K.

3. For each of your existing or planned products, specify the schedule for implementing the enhancement or development. For example, indicate whether the enhancement or development is in the planning stage, whether prototypes exist, the degree to which design has progressed, and whether further engineering is necessary. We note, for example, disclosure on page 5 that you intend to augment existing facilities and equipment in the Port Jervis, New York facility to manufacture early 100KW wind turbine gearboxes with harmonic gearing technology for lab and field testing and to begin research and development of motorized drives for prosthetic limbs. Similarly, we note disclosure on page 6 that you intend to scale up designs for the production of large drives in diameters of about five feet, suitable for six to 10 megawatt wind turbines, and the disclosures on pages 7-9 generally.

4. Disclose the sources and availability of materials and components of your products and the names of principal suppliers. <u>See</u> Item 101(h)(4)(v) of Regulation S-K. We note the disclosure in the twelfth risk factor that you depend on sole or limited source suppliers for key materials and components of your products. Additionally, disclose whether you have any agreements with suppliers, and, if so, advise what consideration you have given to filing the agreements as exhibits to the Form 8-K. <u>See</u> Item 601(b)(10) of Regulation S-K.

5. Disclose the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of those activities is borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

Our Corporate History and Background, page 4

6. Clarify here and elsewhere in the Form 8-K that that you are the exclusive sale representative and distributor of Beijing CTKM Harmonic Drive Co. Ltd. or CTKM throughout the world except for the People's Republic of China for the sale and distribution of CTKM's harmonic drive gearing products and any other products that CTKM may offer for sale. We note the disclosure in the agreement filed as exhibit 10.3 to the Form 8-K.

7. We note the disclosure here and elsewhere in the Form 8-K that you have the sole right to manufacture by way of subcontracting at CTKM's factory. We are unable to locate any provision in the agreement filed as exhibit 10.3 to the Form 8-K giving you the sole right to manufacture by way of subcontracting at CTKM's factory. Please reconcile the disclosures. If you have a separate agreement giving you the sole right to manufacture by way of subcontracting at CTKM's factory, advise what consideration you have given to filing the agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

8. Please clarify the relationships and transactions among the companies identified in this section. For example:

    *   Is Conic Systems, Inc. or Conic a predecessor company, or, as suggested by your reference to a "sister" company, is it just owned by the same persons or entities as NAC?

    *   Does Conic own Nireco? We note that although Nireco is or was a publicly traded company in Japan, Conic "repurchased the shares of Nireco," suggesting that Nireco is a subsidiary of Conic.

    *   You say that in the fourth quarter of 2010, NAC's board decided to fully acquire Conic and merge the two companies, but it is unclear whether this has actually taken place. In this regard, we note that you agreed to acquire all of Conic chief executive officer's shares in August 2011, but your disclosure also says that you will refund a deposit you made to the chief executive officer "if the acquisition does not close." Please clarify whether this acquisition has closed, what percentage of Conic you have acquired, and describe the terms of the 10 year payout for this transaction in reasonable detail, here and in "Certain Relationships and Related Transactions, and Director Independence."

Customer Base, page 6

9. Disclose your dependence on one or a few customers. See Item 101(h)(4)(vi) of Regulation
    S-K. We note the disclosure under "Concentration of risks" on page 8 of exhibit 99.1 to the
    Form 8-K that 65% of your revenues in 2013 and 40% in 2012 were obtained through
    transactions with your top four customers. Additionally, advise what consideration you have
    given to risk factor disclosure of your dependence on one or a few customers. See Item
    503® of Regulation S-K.

Aerospace and Defense Market, page 7

10. Disclosure states that you have active aerospace and defense sales pipelines with quotations
    or executed LOIs exceeding $10 million, and clarify, if true, that by "LOI" you mean letter of
    intent. Additionally, clarify that quotations or executed LOIs are not binding contracts.
    Similarly, revise the disclosure on page 18.

Intellectual Property, page 9; If the patents we own or license…, page 13

11. Please disclose any patents, licenses, franchises, concessions, royalty arrangements, or labor
    contracts that you rely upon, including duration. See Item 101(h)(4)(vii) of Regulation S-K.
    In this regard, we also note inconsistent disclosures in these sections that make it unclear
    whether you actually own any patents or have only applied for patents.

Government Regulation, page 10

12. Disclose the need for any governmental approval of your principal products. If governmental
    approval is necessary and you have not yet received that approval, discuss the status of the
    approval within the governmental approval process. See Item 101(h)(4)(viii) of Regulation
    S-K.

13. Disclose the effect of existing or probable governmental regulations on your business. See
    Item 101(h)(4)(ix) of Regulation S-K.

14. Disclose the costs and effects of compliance with environmental laws at the federal, state,
    and local levels. See Item 101(h)(4)(xi) of Regulation S-K.

Facilities, page 10; Properties, page 20

15. Disclose whether you own or lease the Port Jervis, New York facility. If you lease the
    facility, advise what consideration you have given to filing the lease agreement as an exhibit

to the Form 8-K. Additionally, advise what consideration you have given to filing the lease agreement for your principal executive offices in Jacksonville, Florida. See Item 601(b)(10) of Regulation S-K.

Risk Factors, page 10

16. Some of your risk factor subheadings state a fact or describe an uncertainty, but they do not state any risk.   For example, refer to the third, fifteenth, sixteenth, seventeenth, eighteenth, nineteenth, and twenty-first risk factors. State succinctly in the subheadings the risks that result from the fact or uncertainty. See Item 503® of Regulation S-K.

If we lose the service of our key personnel…, page 12; If third parties claim what we infringe their intellectual property rights…, page 14

17. Disclosures that you are highly dependent on your senior management and other key officers and that many of your employees were previously employed at other engineering companies appear inconsistent with disclosure under "Employees" on page 10 that you have only one direct employee and share three full time employees and one part time employee with Conic Systems, Inc. or Conic. Please reconcile the disclosures.

Need for Additional Financing, page 14

18. In this risk factor, please disclose that your auditors have issued a going concern opinion because of the substantial doubt about your ability to continue as a going concern. Please also reconcile disclosure here with that on page 19 to clarify whether you have plans to obtain additional capital.

Because our directors and officers are among our largest shareholders…, page 17

19. Disclose the percentage of your common stock owned or controlled by your directors and executive officers.

Management's Discussion and Analysis of Operations, page 17

20. Disclosure indicates that you have been approached by Northeastern University to partner in the commercialization of miniature drives for motorized, prosthetic limbs. Clarify whether you have entered in a partnership agreement with Northeastern University, and, if so, advise what consideration you have given to filing the partnership agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Results of Operations, page 18

21. We note the phrase "until the completion of our Equity Offering." Please tell us supplementally to what equity offering you are referring. We may have further comment.

Going Concern, page 19

22. Disclosure states that your plans include obtaining additional capital through debt or equity financing. Please disclose your timeframe for seeking such additional capital, and disclose that you cannot provide any assurance that additional capital will be available to you through these means or that an offering would be successful.

Directors and Executive Officers, page 21

23. In the biographical paragraphs for each of your directors and executive officers, please clarify their specific business experience during the past five years. See Item 401(e) of Regulation S-K.

Outstanding Equity Awards at 2013 Fiscal Year End, page 23

24. Identify the director who received the award of 23,000 shares of common stock. Please also clarify for us supplementally what you mean by your reference to a "planned equity raise."

Director Compensation for Fiscal 2013, page 23

25. Disclosure that you did not pay any of your directors compensation for their services as directors in 2013 is inconsistent with the disclosure that your board of directors approved the award of 23,000 shares of common stock to a director on March 14, 2013 and determined the performance condition to be probable as of December 31, 2013. Please reconcile the disclosures. Additionally, since the stock award is compensation, provide the disclosure required by Item 402® of Regulation S-K. We note the disclosure under "Equity" on page 9 of exhibit 99.1 to the Form 8-K that you recognized stock compensation expense of $215,625 for the year ended December 31, 2013 for the stock award.

Potential Payments upon Termination or Change in Control, page 24

26. Disclosure that your executive employment agreements do not call for any potential payments upon termination or change in control is inconsistent with disclosure under "Employment Agreements" on page 23 that you do not have any employee arrangements with any of your executive officers. Please reconcile the disclosures. If you have

employment agreements with your executive officers, file the employment agreements as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Related Party Transactions, page 24

27. Identify the chief executive officer with whom you entered into an agreement on August 24, 2011 to acquire all of his shares in Conic. Additionally, disclose that the agreement is filed as exhibit 10.4 to the Form 8-K.

Changes in Registrant's Certifying Accountant, page 29

28. Please revise your disclosure to address the fact that the former accountant's opinion expressed substantial doubt about the company's ability to continue as a going concern. We remind you that you are required to state whether the former accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. A modified opinion includes an opinion that expresses substantial doubt about a company's ability to continue as a going concern. Please refer to Item 304(a)(1)(ii) of Regulation S-K. When you amend your disclosure, please also file an updated letter from your former accountants agreeing or disagreeing with the amended disclosure as required by Item 304(a)(3) of Regulation S-K.

Exhibit 2.1

29. We note that the table of contents for the exhibit does not include a complete list of attachments. Additionally, you did not identify the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K. Please revise.

Exhibits 4.2, 10.1, and 10.2

30. It appears that these exhibits have not been filed in final form. To the extent that any subsequent changes made to these documents do not fall within the categories of changes described in paragraphs (A) and (B) of Instruction 1 to Item 601 of Regulation S-K, please file final executed documents by amendment to the Form 8-K.

Exhibits 10.1 and 10.2

31. We note that you did not file all attachments for each of the exhibits. Unlike Item 601(b)(2) of Regulation S-K, Item 601(b)(10) of Regulation S-K has no provision for excluding attachments to an exhibit. Please refile the exhibits with all attachments by amendment to the Form 8-K.

Amendment to Form 8-K filed May 15, 2014

Financial Information – Management's Discussion and Analysis of Operations, page 17

Results of Operations, page 18

32. We note disclosures related to unusually low gross margin dropped shipped sales of $90,000 during the quarter ended March 31, 2013 and $191,250 during the year ended December 31, 2013. Please more fully address the nature and terms of the sales, their impact on gross profit margins during each period, and your basis for determining the sales should be recorded in your financial statements on a gross basis.

Year Ended December 31, 2013 Compared With Year Ended December 31, 2012

Liquidity & Capital Resources, page 20

33. Please disclose and discuss the significant terms of your line of credit and debts with related parties.

Exhibit 99.1

General

34. Please revise the notes to your financial statements to provide the entity wide disclosures required by ASC 280-10-50-40 and 50-41.

Note 1 – Business and Summary of Significant Accounting Policies, page 6

Deferred offering costs, page 7

35. Please provide us the following information:

- The specific nature of the third party costs included in deferred offering costs, including when the costs were incurred;

- The specific proposed or actual offering that the costs relate to; and

- How you determined that the costs do not relate to an aborted offering based on the provisions of SAB Topic 5A and the fact that the majority of the costs have been deferred for over 15 months.

Concentration of risks, page 8

36. Please revise your disclosures related to significant customers to separately disclose the percentage of revenues attributable to each significant customer during each period presented as required by ASC 280-10-50-42.

Note 5 – Equity, page 10

37. Please provide us additional information related to the specific terms and conditions for 23,000 common shares awarded to a director that vest "upon completion of the Company's planned equity raise." Please explain how management determined that the performance condition was probable as of December 31, 2013. Please also explain how you determined that it was appropriate to recognize $215,625 of stock compensation expense during 2013 and $71,875 of stock compensation expense during 2014, including the specific accounting literature that you relied upon.

Note 6 – Related Party Transactions, page 10

38. Please disclose the amount of related party expenses that you recorded related to the agreement with Conic during the years ended December 31, 2013 and 2012 as required by ASC 850-10-50-1c.

39. We note your disclosure regarding the deposit you recorded to acquire Conic. Please clarify why the acquisition has not yet occurred and if or when you expect it to occur. Since this pending acquisition appears to be with a company under common control, please explain to us how you determined that historical financial statements for Conic should not also be included in the filing.

Note 9 – Subsequent Events, page 12

40. Please disclose the actual date through which subsequent events were evaluated as required by ASC 855-10-50-1a.

41. Please disclose the significant terms of the convertible note that was issued and the related registration rights agreement, including, to the extent applicable, any penalties if you do not register the common shares underlying the convertible note in the time frame specified by the agreement. Also, please tell us how you accounted for the convertible note, including your evaluation of any beneficial conversion feature.

Exhibit 99.2

General

42. Please remove the pro forma balance sheet as of December 31, 2013. Note that you should only present a pro forma balance sheet as of the end of the most recent period for which a consolidated balance sheet is required unless the transaction is already reflected in that balance sheet. Please refer to Rule 11-02(c)(1) of Regulation S-X. Please also revise the disclosures under overview and basis of presentation on page 5 to clarify that the pro forma balance sheet as of March 31, 2014 is presented as if the reverse merger occurred on March 31, 2014.

43. We note disclosures on page 5 that indicate the pro forma financial statements have been prepared assuming the reverse merger is accounted for as a capital transaction, the accounting treatment is preliminary and subject to change, and the actual accounting may differ significantly from the pro forma presentation. It is not clear to us how or why these disclosures are applicable or appropriate. Please clarify or revise.

Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2014, page 1

44. It appears to us that the convertible note and total current liabilities line items in the pro forma total column are misstated. Please revise as appropriate.

Notes to the Unaudited Pro Forma Financial Statements, page 5
Pro Forma Adjustments, page 5

Notes (B) and (C)

Mr. Vincent Genovese
LipidViro Tech, Inc.
June 9, 2014
Page 11

45. It is not clear to us why the annual and interim pro forma statements of operations do not reflect interest expense related to the convertible note. It is also not clear to us why the annual and interim pro forma statements of operations reflect the $275,000 to be paid to the LipidViro Tech creditors as acquisition expenses or how these pro forma adjustments comply with Rule 11-02(b)(6) of Regulation S-X. Please clarify or revise.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne M. McConnell, Staff Accountant, at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director